UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Cyalume Technologies Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

92241V107
(CUSIP Number)

Frank R. Kline Kline Hawkes & Co. 11726 San Vicente Blvd, Suite 300 Los Angeles, CA 90049 (310) 442-4700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to: Joshua N. Korff Kirkland & Ellis LLP 153 East 53rd Street New York, New York 10022

December 31, 2008
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Kline Hawkes Pacific Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,273,434
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,273,434
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,273,434*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO
*  See discussion in Items 4 through 6 of this Statement on Schedule 13D.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** See discussion in Item 5 of this Statement on Schedule 13D.  As more fully described in the response to Item 5 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 8,499,476 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Frank R. Kline
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,273,434
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,273,434
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,273,434*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*  See discussion in Items 4 through 6 of this Statement on Schedule 13D.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**  See discussion in Item 5 of this Statement on Schedule 13D.  As more fully described in the response to Item 5 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 8,499,476 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Kline Hawkes Pacific, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,173,630
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,173,630
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,173,630*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN
*  See discussion in Items 4 through 6 of this Statement on Schedule 13D.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** See discussion in Item 5 of this Statement on Schedule 13D.  As more fully described in the response to Item 5 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 8,499,476 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Kline Hawkes Pacific Friends Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,804
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,804
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,804*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO
*  See discussion in Items 4 through 6 of this Statement on Schedule 13D.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** See discussion in Item 5 of this Statement on Schedule 13D.  As more fully described in the response to Item 5 of this Statement on Schedule 13D, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 8,499,476 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”) of Cyalume Technologies Holdings, Inc., a Delaware corporation (formerly known as Vector Intersect Security Acquisition Corp.) (the “Issuer” or “Vector”).  The principal executive offices of the Issuer are located at 65 Challenger Road, Ridgefield Park, New Jersey.

Item 2.	Identity and Background.

This Statement on Schedule 13D is being filed by: Kline Hawkes Pacific Advisors, LLC, a Delaware limited liability company (“KH Advisors”), Kline Hawkes Pacific, L.P., a limited partnership organized in Delaware (“KH Pacific”), Kline Hawkes Pacific Friends Fund, LLC, a Delaware limited liability company (“KH Friends”) and Frank R. Kline, an individual United States citizen (“Kline”).  KH Advisors is the general partner of KH Pacific and the managing member of KH Friends.  Kline is the managing member of KH Advisors.  The principal business of KH Advisors, KH Pacific and KH Friends is to make and oversee investments in equity and other interests in business organizations, domestic or foreign, including businesses the securities of which have no established market ad may be restricted with respect to transfer, with the principal objective of appreciation of capital invested.  The principal occupation of Kline relates to his positions with KH Advisors, KH Pacific and KH Friends.  The principal business address of the persons named above is Kline Hawkes & Co., 11726 San Vicente Blvd., Suite 300, Los Angeles, California 90049.  Kline is a United States citizen.

We refer to KH Advisors, KH Pacific, KH Friends and Kline collectively as the “Reporting Persons” and to each individually as a “Reporting Person”.  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

The Reporting Persons may constitute a “group” for purposes of Rule 13d-5 under the Exchange Act with respect to their beneficial ownership of the Common Stock and are collectively referred to as the “Reporting Group.”  The Reporting Group expressly disclaims that they have agreed to act as a group other than as described in this Statement on Schedule 13D.  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement on Schedule 13D as Exhibit 99.1 and incorporated herein by reference.  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  This report on Schedule 13D constitutes the original report of the Reporting Group.

Item 3.	Source and Amount of Funds or other Consideration.

On December 19, 2008 (the “Closing Date”), Vector consummated its acquisition of Cyalume Technologies, Inc. (“Cyalume”), as a result of which GMS Acquisition Partners Holdings, LLC (“GMS”) acquired a majority of the outstanding Common Stock of Vector.

Each of KH Pacific and KH Friends holds membership interests in GMS. On December 31, 2008, GMS completed an in-kind pro rata distribution of its shares of Common Stock to its members (the “Distribution”), pursuant to which, each of KH Pacific and KH Friends received its pro rata share of Common Stock based on its proportionate interest in GMS.  No consideration was paid for the distribution of shares of Common Stock to KH Pacific and KH Friends.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction.

On February 14, 2008, Vector and its newly-formed, wholly-owned subsidiary, Cyalume Acquisition Corp. (“Merger Sub”), entered into a stock purchase agreement (as amended by Amendment No. 1 dated October 22, 2008, Amendment No. 2 dated December 17, 2008 and Amendment No. 3 dated December 18, 2008, the “Purchase Agreement”) with Cyalume and GMS (which, prior to the Closing Date, owned 100% of the issued and outstanding equity securities of Cyalume), pursuant to which, on the Closing Date, Merger Sub acquired all of the outstanding shares of Cyalume. Immediately thereafter, Merger Sub merged with and into Vector, resulting in Cyalume becoming a wholly-owned subsidiary of Vector. The total merger consideration was approximately $120,000,000, which consists of the repayment of certain debts in cash, the payment in cash of certain preferred obligations and the issuance of 6,430,928 shares of Common Stock. The purchase price was adjusted pursuant to the Purchase Agreement based on Cyalume’s net working capital on the consummation of the transactions contemplated by the Purchase Agreement (the “Closing”).  Following the Closing, Vector and Cyalume will determine the final amounts of debt, expenses and net working capital as of the Closing and will adjust the purchase price (if needed) to reflect any differences between the estimated debt, expenses and net working capital and the final debt, expenses and net working capital of Cyalume. Any adjustment in favor of GMS shall include an additional payment of 12,314 shares of Common Stock.  In the event of an adjustment of the purchase price in favor of Vector (a “Negative Adjustment”), such adjustment will be reduced by 12,314 shares; provided that if the number of Negative Adjustment Shares is less than 12,314 shares of Common Stock, then Vector will be required to issue to members of GMS an amount of shares equal to 12,314 less the Negative Adjustment Shares.

On the Closing Date, 1,505,646 shares of Common Stock issued as part of the merger consideration were placed in an escrow account, to be held pursuant to the terms of an escrow agreement by and among Vector, Cyalume, GMS and American Stock Transfer & Trust Company, LLC, as escrow agent (the “Escrow Agreement”). The amount held in escrow will be available for any purchase price adjustment and/or indemnification obligation of GMS pursuant to the Purchase Agreement.  A number of escrowed shares will be released, subject to any existing claims, (i) on the 6-month anniversary of the Closing Date, with a value (based on the Average Trading Price (as defined in the Purchase Agreement)) equal to $6,000,000 and (ii) the remainder on the 18-month anniversary of the Closing Date.  Of the 2,173,630 and 99,804 shares of Common Stock received by KH Pacific and KH Friends, respectively, in the Distribution, 493,675 and 22,667 shares of Common Stock were placed in an escrow account to be held pursuant to the Escrow Agreement.

Pursuant to the terms of a stock purchase agreement, dated as of December 18, 2008, by and between Winston J. Churchill (“Churchill”) and GMS (the “Churchill Stock Purchase Agreement”), subject to the Closing having occurred, GMS (or its designees) agreed to sell 625,000 shares of Common Stock to Churchill for a purchase price of $4.00 per share on January 15, 2009, and Churchill agreed to purchase such shares on such terms.  Pursuant to the Churchill Stock Purchase Agreement, during the period between February 2, 2009 and April 18, 2009, GMS and/or its designees have the right to elect to sell Churchill and his designees and Churchill agreed to purchase for $4.80 per share 1,562,500 shares of Common Stock within 120 days after receiving GMS’s, or its designees’, written election to exercise such rights. In connection with the Distribution, GMS’s rights pursuant to the Churchill Stock Purchase Agreement with respect to a portion of the shares of Common Stock covered thereby were assigned to each of KH Pacific and KH Friends, as members of GMS who each hold Series B Preferred Units of GMS.  Accordingly, pursuant to the Churchill Stock Purchase Agreement, each of KH Pacific and KH Friends have agreed to sell 12,686 and 582 shares of Common Stock, respectively, to Churchill for a purchase price of $4.00 per share on January 15, 2009, and Churchill has agreed to purchase such shares on such terms.  In addition, during the period between February 2, 2009 and April 18, 2009, each of KH Pacific and KH Friends and/or its respective designees have the right to elect to sell Churchill and his designees and Churchill agreed to purchase for $4.80 per share 31,715 and 1,456 shares of Common Stock, respectively, within 120 days after receiving each of KH Pacific’s and KH Friends’, or its respective designees’, written election to exercise such rights.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Item 4 above is hereby incorporated by reference into this Item 5.  As of December 31, 2008, the Reporting Persons beneficially own an aggregate of 2,273,434 shares of Common Stock, or approximately 14.1% of the Common Stock then outstanding.

(a) and (b)

(1)
KH Pacific directly beneficially owns 2,173,630 shares of Common Stock, constituting approximately 13.5% of the Common Stock outstanding as of December 31, 2008.  KH Pacific has sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(2)
KH Friends directly beneficially owns 99,804 shares of Common Stock, constituting approximately 0.6% of the Common Stock outstanding as of December 31, 2008.  KH Friends has sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(3)
KH Advisors, as the general partner of KH Pacific and the managing member of KH Friends, may be deemed to beneficially own 2,273,434 shares of Common Stock, constituting approximately 14.1% of the Common Stock outstanding as of December 31, 2008.  KH Advisors may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(4)
Kline, as the managing member of KH Advisors, may be deemed to beneficially own 2,273,434 shares of Common Stock, constituting approximately 14.1% of the Common Stock outstanding as of December 31, 2008.  Kline may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

As a result of their entry into the Investor Rights Agreement (as defined and described in Item 6 below), each of the parties thereto may be deemed to be members of a “group” under Section 13(d) of the Act.  Accordingly, each of the parties to the Investor Rights Agreement may be deemed to beneficially own the shares of Common Stock held by each other party thereto, and certain other beneficial owners of Common Stock named in this Statement on Schedule 13D may be deemed to beneficially own the shares of Common Stock held by each of the parties to the Investor Rights Agreement by virtue of their relationships with such parties to the Investor Rights Agreement.  As a result, each Reporting Person may be deemed to beneficially own 8,499,476 shares of Common Stock in the aggregate, constituting approximately 53.0% of the Common Stock outstanding as of December 31, 2008.

Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement on Schedule 13D for the purposes of Section 13(d) of the Act or for any other purpose, and, except as otherwise expressly stated herein, such beneficial ownership is expressly disclaimed.

 (c)           To the best knowledge of the Reporting Persons, except for the transactions described in this Statement on Schedule 13D, none of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days.

(d)           Except as stated in this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the 2,173,630 and 99,804 shares of Common Stock held by KH Pacific and KH Friends, respectively.  Of  the remaining shares of Common Stock distributed to the members of GMS in the Distribution, the Reporting Persons do not know of any person, other than the respective member receiving such shares in the Distribution, that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, with the exception of those shares of Common Stock received by Cova Small Cap Holdings, LLC (“Cova”).  The Reporting Persons are aware that Mr. Andrew Intrater, Renova US Holdings Ltd., Columbus Nova Investments IV Ltd., CN Special Opportunity Fund Ltd. and CN Credit Opportunities Fund 2007-1 Ltd. may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, those shares of Common Stock received by Cova in the Distribution.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 4 is hereby incorporated by reference.

At the Closing, Vector, KH Pacific, KH Friends, Cova, The Paul Lipari Living Trust, The Volpe Revocable Trust, The Charlton T. Volpe 2003 Irrevocable Trust, The Dwight Andrew Volpe 2004 Irrevocable Trust, Marceau Schlumberger, Stephen D. Weinroth, Bruce Raben, James Valentine, Joseph M. Cohen, Murray D. Schwartz, Emil Jachmann, Michael Bielonko, Tom McCarthy, Earl Cranor, Sandor Weisz and Paul Challenger entered into an investor rights agreement (the “Investor Rights Agreement”).  In connection with the Distribution, the parties to the Investor Rights Agreement became holders of Common Stock.

The Investor Rights Agreement will allow (i) the majority holders of Cova to nominate two persons for election to Vector’s Board of Directors for so long as Cova owns 5% of Vector’s outstanding common stock, and (ii) the majority holders of KH Friends and KH Pacific to nominate one person for election to Vector’s Board of Directors for so long as KH Friends and KH Pacific own 5% of Vector’s outstanding common stock.  In addition, Vector agreed that, so long as they had the right to designate a board seat, Cova, KH Pacific and KH Friends would each be able to name a member to Vector’s Executive Committee (a total of two members out of five), which will be formed after the Closing, the responsibilities and authorities of which will be determined when it is formed.

The Investor Rights Agreement also provides for demand and piggy-back registration rights of the Common Stock held by the parties thereto. Under the Investor Rights Agreement, each member of GMS has also agreed to the following restrictions on its disposition of such securities: (i) 20% of the Common Stock will not be disposed of until 120 days following the Closing Date; (ii) additional 20% of the Common Stock will not be disposed of until 150 days following the Closing Date; and (iii) the remaining 60% will not be disposed of until 180 days following the Closing Date.

The descriptions of the Purchase Agreement, the Churchill Stock Purchase Agreement, the Investor Rights Agreement and the Escrow Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, copies of which are filed as Exhibits hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated January 9, 2009, by and among the Reporting Persons.
Exhibit 2
Stock Purchase Agreement, dated February 14, 2008, as amended, by and among Vector Intersect Security Acquisition Corp., Cyalume Acquisition Corp., Cyalume Technologies, Inc. and GMS Acquisition Partners Holdings, LLC.

Exhibit 3	Amendment 1 to Stock Purchase Agreement, dated October 22, 2008.
Exhibit 4	Amendment 2 to Stock Purchase Agreement, dated December 17, 2008.
Exhibit 5	Amendment 3 to the Stock Purchase Agreement, dated December 18, 2008.
Exhibit 6	Stock Purchase Agreement, dated as of December 18, 2008, by and between Winston J. Churchill and GMS Acquisition Holdings, LLC.
Exhibit 7
Investor Rights Agreement, dated as of December 19, 2008, by and among Vector Intersect Security Acquisition Corp., Kline Hawkes Pacific, L.P., Kline Hawkes Pacific Friends Fund, LLC, Cova Small Cap Holdings LLC, The Paul Lipari Living Trust, The Volpe Revocable Trust, The Charlton T. Volpe 2003 Irrevocable Trust, The Dwight Andrew Volpe 2004 Irrevocable Trust, Marceau Schlumberger, Stephen D. Weinroth, Bruce Raben, James Valentine, Joseph M. Cohen, Murray D. Schwartz, Emil Jachmann, Michael Bielonko, Tom McCarthy, Earl Cranor, Sandor Weisz and Paul Challenger.

Exhibit 8
Escrow Agreement, dated as of December 19, 2008, by and among Vector Intersect Security Acquisition Corp., Cyalume Acquisition Corp., GMS Acquisition Partners Holdings, LLC and American Stock Transfer & Trust Company, LLC, as escrow agent.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2009

KLINE HAWKES PACIFIC ADVISORS, LLC

By:	/s/ Frank R. Kline
Name: Frank R. Kline Title: Managing Member

KLINE HAWKES PACIFIC, L.P.

By:	/s/ Frank R. Kline
Name: Frank R. Kline Title: Managing Partner

KLINE HAWKES PACIFIC FRIENDS FUND, LLC

By:	/s/ Frank R. Kline
Name: Frank R. Kline Title: Managing Member

/s/ Frank R. Kline
Name: Frank R. Kline

Index of Exhibits

Exhibit 1	Joint Filing Agreement, dated January 9, 2009, by and among the Reporting Persons.
Exhibit 2
Stock Purchase Agreement, dated February 14, 2008, as amended, by and among Vector Intersect Security Acquisition Corp., Cyalume Acquisition Corp., Cyalume Technologies, Inc. and GMS Acquisition Partners Holdings, LLC.

Exhibit 3	Amendment 1 to Stock Purchase Agreement, dated October 22, 2008.
Exhibit 4	Amendment 2 to Stock Purchase Agreement, dated December 17, 2008.
Exhibit 5	Amendment 3 to the Stock Purchase Agreement, dated December 18, 2008.
Exhibit 6	Stock Purchase Agreement, dated as of December 18, 2008, by and between Winston J. Churchill and GMS Acquisition Holdings, LLC.
Exhibit 7
Investor Rights Agreement, dated as of December 19, 2008, by and among Vector Intersect Security Acquisition Corp., Kline Hawkes Pacific, L.P., Kline Hawkes Pacific Friends Fund, LLC, Cova Small Cap Holdings LLC, The Paul Lipari Living Trust, The Volpe Revocable Trust, The Charlton T. Volpe 2003 Irrevocable Trust, The Dwight Andrew Volpe 2004 Irrevocable Trust, Marceau Schlumberger, Stephen D. Weinroth, Bruce Raben, James Valentine, Joseph M. Cohen, Murray D. Schwartz, Emil Jachmann, Michael Bielonko, Tom McCarthy, Earl Cranor, Sandor Weisz and Paul Challenger.

Exhibit 8
Escrow Agreement, dated as of December 19, 2008, by and among Vector Intersect Security Acquisition Corp., Cyalume Acquisition Corp., GMS Acquisition Partners Holdings, LLC and American Stock Transfer & Trust Company, LLC, as escrow agent.